SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,874,656 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,874,656 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,874,656 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,196,146 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,196,146 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,196,146 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.41%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,796,258 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,796,258 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,796,258 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,796,258 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,796,258 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,796,258 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 135,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,019 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,019 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 120,019 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,507,700 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,507,700 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,507,700 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,627,719 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,627,719 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,627,719 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 18 Pages

This Amendment No. 14 ("Amendment No. 14") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 ("Amendment No. 10"), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 ("Amendment No. 11"), Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 ("Amendment No. 12") and Amendment No. 13 to the Original Schedule 13D, filed with the SEC on August 22, 2013 ("Amendment No. 13" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 14, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D. This Amendment No. 14 amends Items 3, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $23,326,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CREL, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; (vi) available working capital of GEHC, for the shares of Class A Common Stock held directly by it; and (vii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CREL, CSO and GEHC. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 18 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 6,627,719 shares of Class A Common Stock, constituting approximately 7.82% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 84,721,068 shares of Class A Common Stock outstanding as of August 23, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended August 3, 2013 filed with the Securities and Exchange Commission on August 27, 2013.

(i) Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii) SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,874,656 shares of Class A Common Stock.
Percentage: Approximately 3.39% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,874,656 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,874,656 shares of Class A Common Stock
(iii) Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 1,196,146 shares of Class A Common Stock.
Percentage: Approximately 1.41% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,196,146 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,196,146 shares of Class A Common Stock

(iv) CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 1,796,258 shares of Class A Common Stock.
Percentage: Approximately 2.12% as of the date hereof.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 18 Pages

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,796,258 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,796,258 shares of Class A Common Stock

(v) CRO:
(a)	As of the date hereof, CRO may be deemed the beneficial owner of 1,796,258 shares of Class A Common Stock.
Percentage: Approximately 2.12% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,796,258 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,796,258 shares of Class A Common Stock

(vi) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 135,500 shares of Class A Common Stock.
Percentage: Approximately 0.16% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 135,500 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 135,500 shares of Class A Common Stock

(vii) GEHC:
(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 120,019 shares of Class A Common Stock.
Percentage: Approximately 0.14% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 120,019 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 120,019 shares of Class A Common Stock

(viii) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 6,507,700 shares of Class A Common Stock.
Percentage: Approximately 7.68% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,507,700 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,507,700 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 18 Pages

(ix) Mr. Hall:
(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 6,627,719 shares of Class A Common Stock.
Percentage: Approximately 7.82% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 6,627,719 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 6,627,719 shares of Class A Common Stock

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia and CSO, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 504,290 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,507,700 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CREL, CSO and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI and GEHC have voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 13 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

Clinton is currently party to option contracts on 1,513,500 shares of Class A Common Stock with exercise dates of September 21, 2013 and October 19, 2013 and strike prices ranging from $4.00 to $5.00.

Other than the options, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 18 Pages

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

GEH Capital, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 18 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected since the filing of Amendment No. 13 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
8/22/2013	8,500	3.8621
8/23/2013	12,000	3.8549
8/23/2013	53,400	3.7674
8/27/2013	850	3.8655
8/27/2013	14,450	3.8027
9/13/2013	50,000	3.6795

Clinton Magnolia Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
8/23/2013	6,000	3.8549
8/23/2013	26,700	3.7674
8/27/2013	3,250	3.8655
8/27/2013	55,250	3.8027
8/27/2013	5,000	4.103
9/6/2013	186,900	3.7871
9/6/2013	1,200	3.76
9/9/2013	50,000	3.8103
9/10/2013	20,000	3.8217
9/13/2013	20,000	3.6795
9/16/2013	36,100	3.705

Clinton Relational Opportunity Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
8/22/2013	8,250	3.8621
8/23/2013	7,500	3.8549
8/23/2013	33,375	3.7674
8/27/2013	600	3.8655
8/27/2013	10,200	3.8027
9/13/2013	30,000	3.6795

Clinton Special Opportunities Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
9/16/2013	100,000	3.7025

CUSIP No. 961840105	SCHEDULE 13D/A	Page 18 of 18 Pages

GEH Capital, Inc.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
8/23/2013	20,019	3.6998